Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS ORDINARY MEETING HELD ON OCTOBER 26, 2023

1.Date, Time, and Venue: On October 26, 2023, at 01:00 p.m., its Board of Directors (“Board”) met at the branch of Suzano S.A. (“Company”), located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff and Rodrigo Calvo Galindo. The meeting was also attended by Messrs. Walter Schalka, President of the Company, Marcelo Bacci, Chief Financial and Investor Relations Officer, Leonardo Barretto De Araújo Grimaldi, Executive Officer of Commercial Pulp and Logistics, Aires Galhardo, Executive Officer – Pulp Operation, and Caroline Carpenedo, Chief People Officer, as guests. Also attending the Meeting, as guests, Mmes. Maitée Camargo, Angela Pêgas, and Mr. Fabio Nunes, all representatives of the consulting firm Egon Zender, as well as Mr. Marcos Moreno Chagas Assumpção, as secretary.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board Composition: the meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

5.Agenda: (...) (9) RangX Project; (10) Investment in new Aracruz Boiler; (11) Eucafluff – Dryer Conversion in Limeira.

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.	Presentation, discussions on the agenda, and resolutions:

“7.9 The Directors, with the affirmative opinion from the Management and Finance Committee, unanimously and without reservations, (i) approved the RangX Project which provides for the construction of a tissue plant and toilet paper and paper towels conversion in the municipality of Aracruz, in the state of Espírito Santo, with a capacity of sixty thousand (60,000) tons per year, with total investments estimated at six hundred and forty million reais (BRL 640,000,000.00) and the start of operations scheduled for 1Q26, using the balance of ICMS credits that it has in the state, which represents an estimated net disbursement on the project of one hundred and twenty-nine million reais (BRL 129,000,000.00), according to the material provided; and (ii) authorized the Company’s Board of Directors to take all necessary or convenient measures to carry out the above resolutions. Once the approval was completed, they moved on to the next item on the agenda.

7.10 The Directors, with the affirmative opinion from the Management and Finance Committee, unanimously and without reservations, approved the investment in the new biomass boiler at the pulp production plant located in Aracruz, in the state of Espírito Santo, replacing the current equipment, with total investments estimated at five hundred and twenty million reais (BRL 520,000,000.00), according to the material provided. Once the approval was completed, they moved on to the next item on the agenda.

7.11 The Directors, with the affirmative opinion from the Management and Finance Committee, unanimously and without reservations, approved the investment in the total amount of four hundred and ninety million reais (BRL 490,000,000.00), to be distributed in 2024 and 2025, referring to the conversion of a cellulose drying machine at the Limeira (SP) industrial unit to produce fluff pulp (Eucafluff), according to the material provided. Once the approval was completed, they moved on to the next item on the agenda.”

8.	Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drawn up, read, and shall be signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Website.

I certify that this is an extract of the minutes of the Board of Directors Ordinary Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.

São Paulo, SP, October 26, 2023.

Marcos Moreno Chagas Assumpção

Secretary